Exhibit 99.3

Apollomics Reports First Half 2025 Financial Results

FOSTER CITY, CALIF. – December 22, 2025 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced financial results for the first half of 2025 ended June 30, 2025.

First Half 2025 Financial Results Ended June 20, 2025

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Cash, cash equivalents, bank deposits and money market funds as of June 30, 2025, were $2.1 million, compared to $9.8 million as of December 31, 2024. Based on current projections, the Company believes its cash position is sufficient to fund planned operations into the third quarter of 2026.
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Research and development (R&D) expenses were $4.6 million, including share-based compensation of $0.8million, for the first half of 2025, compared to $16.9 million, including share-based compensation of $3.7 million, for the first half of 2024.
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General and administrative (G&A) expenses were $14.5 million, including share-based compensation of $2.5 million, for the first half of 2025, compared to $10.2 million, including share-based compensation of $4.5 million, for the first half of 2024.
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Net loss for the first half of 2025 was $(12.5) million, or $(11.37) per basic and diluted share, compared with a net loss of $(35.2) million, or $(37.53) per basic and diluted share, for the first half of 2024.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries.

For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts

Peter Lin, Chief Financial Officer

Apollomics, Inc.

1-650-209-4055

peter.lin@apollomicsinc.com

Peter Vozzo

ICR Healthcare

1-443-213-0505

Peter.Vozzo@icrhealthcare.com

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Non-current assets
Plant and equipment, net	$10	$92
Right-of-use assets	670	927
Intangible assets, net	228	1,737
Rental deposits	82	75
Total non-current assets	990	2,831

Current assets
Deposits, prepayments and deferred expenses	835	501
Accounts receivable	7,200	—
Cash and cash equivalents	2,094	9,766
Total current assets	10,129	10,267

Total assets	11,119	13,098

Current liabilities
Other payables and accruals	10,269	7,166
Lease liabilities, current portion	203	233
Total current liabilities	10,472	7,399

Net current (liabilities) assets	(343)	2,868

Total assets less current liabilities	647	5,699

Non-current liabilities
Lease liabilities, non-current portion	541	733
Warrant liabilities at fair value through profit and loss (“FVTPL”)	486	102
Other non-current liabilities	4,018	—
Total non-current liabilities	5,045	835

Net (liabilities) assets	(4,398)	4,864

Equity
Share capital	11	11
Share premium	666,528	666,528
Reserves	42,422	39,148
Accumulated deficits	(713,359)	(700,823)
Total (deficit) equity	$(4,398)	$4,864

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in thousands of $, except for per share data)

	Six Months Ended June 30,
	2025	2024
Revenue	$8,500	$—
Other income	83	1,737
Foreign exchange losses	(77)	(2)
Fair value change of financial assets at FVTPL	—	198
Fair value change of financial liabilities at FVTPL	(384)	164
Research and development expenses	(4,620)	(16,926)
Administrative expenses	(14,488)	(10,153)
Impairment of intangible assets	(1,500)	(10,000)
Finance costs	(35)	(134)
Other expense	(14)	(90)
Loss before taxation	(12,535)	(35,206)
Income tax expenses	(1)	0
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	$(12,536)	$(35,206)
Loss per share
Basic loss per common share	$(11.37)	$(37.53)
Diluted loss per common share	$(11.37)	$(37.53)
Weighted average number of common shares outstanding – Basic and Diluted	1,103,075	937,960